P.E 6-3-02

02041052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

LEITCH TECHNOLOGY CORPORATION

(Translation of registrant's name into English)

150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, CANADA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION
(Registrant)

Date June 13, 2002

By ________ (Signature)*
SAUL MUNJAL
VP + GENERAL COUNSEL
Salit Munjal
Vice President, General Counsel
and Corporate Secretary

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

Index to Exhibits at Page 2

CRGH

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Press Release dated June 11, 2002	3

442333.1
13453-0001

think video @ LEITCH

NEWS RELEASE

Press Contact: Don Thompson
Director of Marketing
Leitch Incorporated
(800) 231-9673 X101; +1(757) 548-2300
don.thompson@leitch.com

Investor Contact: Reg Tiessen
Chief Financial Officer
Leitch Technology Corporation
+1 (416) 445-9640
reg.tiessen@leitch.com

www.leitch.com

June 11, 2002 FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS

TORONTO, ONTARIO - Leitch Technology Corporation (NASDAQ: LVID, TSE: LTV) today announced its financial results for the fourth quarter and year ended April 30, 2002.

Revenue for the quarter ended April 30, 2002 increased 9% to $50.8 million, compared to $46.6 million in the prior quarter and decreased 18% from $62.2 million during the same period last year.

Gross margin in the fourth quarter of fiscal 2002 was $27.6 million or 54% of revenue compared to $24.1 million or 52% of revenue in the prior quarter and $31.9 million or 51% of revenue in the same period of fiscal 2001. The increase in gross margin is largely due to product mix.

Earnings (loss) from continuing operations before amortization and equity interests adjusted for income taxes ("Net Operating Income")* for the quarter were $0.2 million or $0.01 per share compared to ($0.4) million or ($0.01) per share for the prior quarter and $2.3 million or $0.08 per share for the same period last year.

"We are seeing some early signs of confidence in our industry, " said Margaret Craig, President and Chief Executive Officer. "While we continue to be cautious in the short term, these signs, along with the expense measures we have taken, give us optimism as we move into our fiscal 2003."

During the fourth quarter, the Company continued to streamline its operations, further reducing its head count to 867 from 888 at the beginning of the quarter and a peak of 967 in May 2001.

As previously announced during the fourth quarter, to reflect revised estimated valuations, the Company wrote down its remaining investments in Path 1 Network Technologies Inc. (OTC BB: PNWK; Frankfurt: PNT) and FastVibe Corporation to $nil by taking a non-cash charge of $15.3 million. In addition, the Company has written off the goodwill related to SiCon, the Company's semiconductor segment and has taken a non-cash charge of $1.3 million in the fourth quarter.

As a result of these charges, net loss in the fourth quarter of fiscal 2002 was ($20.6) million or ($0.69) per share compared to ($18.4) million or ($0.62) in the prior quarter and ($3.9) million or ($0.13) per share during the fourth quarter of fiscal 2001.

The Company showed a wide range of new products and product enhancements at the recent successful National Association of Broadcasters ("NAB") show, including:

- VRMediaNet™, a media management system for integration of multiple databases;
- VRtech™, an advanced server control and health monitoring solution;
- Browsecutter-II, a browser/editor for news environments;
- Enhanced storage and fibre channel networking technology for our highly successful VR® line of video servers;
- dpsVelocityQ™, a multi-stream, multi-user non-linear editing system powered by our new dpsQuattrus digital disk recorder;
- dpsVelocity Version 8, the latest version of our popular NLE package;
- CCS Pilot™, a command and control system;
- Opus™ 4.0, the latest version of our master control switcher;
- NEO™, a premier modular platform for networked video infrastructure;
- MediaFile™, a still/store and clip/store system, and
- Whiplash2™, a slo-motion system for sports.

Over the last quarter the Company announced a number of key sales for many of its new products.

Revenue for the year ended April 30, 2002 was $198.2 million compared to $218.2 million during the same period last year, a decrease of 9%. Net Operating Income* for fiscal 2002 was $1.0 million or $0.03 per share compared to $18.8 million or $0.66 per share in fiscal 2001. Net earnings (loss) for fiscal 2002 was ($44.7) million or ($1.50) per share compared to $2.3 million or $0.08 per share in fiscal 2001.

Gross margin for the year ended April 30, 2002 was $104.7 million or 53% compared to $119.5 million or 55% of revenue for the same period in fiscal 2001. The reduction in gross margin percentage was primarily due to competitive pricing pressures and the acquisition of DPS in mid-2001, which historically has had lower margins.

The reduction in Net Operating Income* in fiscal 2002 compared to fiscal 2001 was primarily the result of decreased revenues and increased operating expenses due to the inclusion of a full year of DPS in 2002. The reduction in net earnings was primarily the result of the foregoing combined with the equity interest in losses of partly owned businesses including write downsand the loss on discontinued operations relating to SiCon, the Company's semiconductor segment.

The Company continues to be well positioned with a strong balance sheet that includes a $7.9 million cash position and no debt at April 30, 2002 compared to a $14.0 million cash position and no debt at April 30, 2001. The Company has undrawn credit facilities of $30 million available.

*** See Definitions section below.***

Strategic Update

"We believe that our core market has solid growth potential," said Ms. Craig, "We expect to participate in a greater portion of our customers' capital budgets as they look for ways to streamline their operations and enhance their quality and creative output."

Leitch has been providing high quality products to the professional video industry for over 30 years and has established a strong brand name based on its reputation for stability, customer service and innovative, dependable technology solutions. Leitch's customer base spans the professional video market on a global basis and recently that customer base has been expanding to include cable, satellite, telco and post production companies.

The Company is making a strategic commitment to enhancing its position in its core markets. The Company's strengths, including its solid customer relationships, large on-going investment in research and development and highly competitive manufacturing costs, provide the Company with a unique opportunity to take a leading role among infrastructure providers. The Company is poised to work closely with its customers to define the next technological evolution, and will look closely to find new ways of servicing this market.

"We are one of the largest companies, globally, that is totally dedicated to the professional television industry," indicated Ms. Craig. "This gives our customers the comfort that we are committed to them and will not be distracted from working with them to further their business plans."

The Company plans to address more product areas within its customers' capital budgets through its continued research and development investment as well as through acquisition. Examples of this are its recent additions of its Whiplash™ and Mediafile ™ products which were developed internally, as well as the recent acquisition of Agilevision™ which quickly brought the AGV-1000 product to market. All of these products extend Leitch's breadth and depth of offerings to its customers.

Chairman of the Board

The Company also noted that Mr. Bob Lehtonen, Chair of the Board, has announced his retirement from the Board. Mr. David Chaikof, who has served on Leitch's Board since 1999 and who is a partner at Torys LLP, a leading North American law firm, has been appointed by the Board to serve as interim Chair.

"Bob has served Leitch with dedication since its inception in 1971, as co-founder, chief executive and for the last number of years as Chair", said Ms. Craig. "We thank Bob for his contribution and wish him the best in his retirement."

Definitions

It is important to note that Net Operating Income is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income:

	Quarter ended			**Year ended**	
	April 30, 2002	**Jan. 31, 2002**	**April 30, 2001**	**April 30, 2002**	**April 30, 2001**
	(in millions of C$)				
Net earnings (loss) under Canadian GAAP	($20.6)	($18.4)	($3.9)	$(44.7)	$2.3
Amortization of acquired technology and goodwill	1.5	1.4	2.9	5.8	7.1
Equity interest in losses of partly owned businesses	15.3	12.5	3.3	30.3	9.0
Income taxes – partly owned businesses	2.7	-	(0.9)	2.2	(2.1)
Loss from discontinued operations, net of tax benefit	-	-	0.9	2.1	2.5
Estimated loss on disposal of discontinued operations, net of tax benefit	1.3	4.1	-	5.3	-
Net Operating Income (Loss)	$0.2	($0.4)	$2.3	$1.0	$18.8

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch Technology Corporation

Leitch Technology Corporation provides leading-edge solutions to store, switch, distribute, convert, and otherwise process high-quality audio and video signals. Applications for Leitch products span the broadcast, telco, cable, post-production, Internet, and business-to-business markets. Leitch is headquartered in Toronto, ON Canada with other key offices in Virginia, California, the United Kingdom, France, Brazil and Hong Kong.

###

Leitch Technology Corporation

Consolidated Statements of Earnings - Fourth Quarter 2002
(In thousands of Canadian dollars, except percentage and per share amounts - Unaudited)

	Three months ended April 30, 2002	2001	Year ended April 30, 2002	2001
Revenue	$ **50,827**	$ 62,167	$ **198,242**	$ 218,168
Cost of goods sold	**23,249**	30,303	**93,548**	98,688
Gross margin	**27,578**	31,864	**104,694**	119,480
Expenses (income)				
Selling and administrative expenses	**18,213**	19,340	**69,782**	64,354
Gross research and development	**9,772**	9,178	**37,353**	32,725
Investment tax credits	**(701)**	(353)	**(3,516)**	(3,107)
Interest income, net	**(13)**	(245)	**(260)**	(1,808)
	27,271	27,920	**103,359**	92,164
Earnings from continuing operations before amortization, equity interest and income taxes	**307**	3,944	**1,335**	27,316
Amortization of acquired technology and goodwill	**1,496**	2,938	**5,801**	7,117
Equity interest in losses of partly owned businesses	**15,338**	3,286	**30,245**	9,046
Earnings (loss) from continuing operations before income taxes	**(16,527)**	(2,280)	**(34,711)**	11,153
Income taxes	**152**	1,598	**382**	8,505
Income taxes - partly owned businesses	**2,652**	(871)	**2,133**	(2,148)
	2,804	727	**2,515**	6,357
Earnings (loss) from continuing operations	**(19,331)**	(3,007)	**(37,226)**	4,796
Loss from discontinued operations, net of tax benefit	**-**	(870)	**(2,099)**	(2,478)
Estimated loss on disposal of discontinued operations, net of tax benefit	**(1,311)**	-	**(5,347)**	-
Net earnings (loss)	$ **(20,642)**	$ (3,877)	$ **(44,672)**	$ 2,318
Earnings (loss) per share from continuing operations:				
Basic	$ **(0.65)**	$ (0.10)	$ **(1.25)**	$ 0.17
Diluted	$ **(0.65)**	$ (0.10)	$ **(1.25)**	$ 0.17
Earnings (loss) per share:				
Basic	$ **(0.69)**	$ (0.13)	$ **(1.50)**	$ 0.08
Diluted	$ **(0.69)**	$ (0.13)	$ **(1.50)**	$ 0.08
Weighted average number of shares outstanding (thousands):				
Basic	**29,782**	29,781	**29,782**	28,577
Diluted	**29,805**	29,939	**29,826**	28,781
% of Revenue				
Gross margin	**54%**	51%	**53%**	55%
Sales and administrative	**36%**	31%	**35%**	29%
Gross research and development	**19%**	15%	**19%**	15%
Net operating income	**0%**	4%	**0%**	9%
Net earnings (loss)	**-41%**	-6%	**-23%**	1%

Leitch Technology Corporation

Consolidated Statements of Cash Flows - Fourth Quarter 2002
(In thousands of Canadian dollars - Unaudited)

	Year ended April 30, 2002	2001
Cash flows provided by (used in):		
Operating activities:		
Earnings (loss) from continuing operations	$ (37,226)	$ 4,796
Items not involving cash:		
Depreciation	9,966	9,195
Future income taxes	(4,129)	(7,201)
Amortization of acquired technology and goodwill	5,801	7,117
Equity interest in losses of partly owned businesses	30,245	9,046
Gain on disposal of capital assets	(406)	(1,138)
Non-controlling interest	-	45
Net change in non-cash balances related to continuing operations	4,605	(10,131)
Cash flows provided by continuing operations	8,856	11,729
Cash flows used in discontinued operations	(5,339)	(1,716)
Cash flows provided by operating activities	3,517	10,013
Financing activities:		
Issuance of capital stock	-	55,621
Share issuance costs, net of tax of 2002 - nil; 2001 - $1,112; 2000; nil	-	(1,636)
Redemption of capital stock	-	-
Cash flows provided by (used in) financing activities	-	53,985
Investing activities:		
Investment in capital assets	(14,953)	(26,685)
Business acquisitions and investments, net of cash acquired	(989)	(39,283)
Decrease in marketable securities	-	-
Proceeds from disposal of capital assets	3,123	2,060
Cash flows used in investing activities	(12,819)	(63,908)
Change in cash balances due to foreign exchange	3,258	(1,509)
Increase (decrease) in cash and cash equivalents	(6,044)	(1,419)
Cash and cash equivalents, beginning of period	13,986	15,405
Cash and cash equivalents, end of period	$ 7,942	$ 13,986
Supplementary cash flow information:		
Income taxes paid	$ 3,492	$ 6,203
Interest paid	307	47
Shares issued in respect of business acquisitions	-	43,884

Leitch Technology Corporation

Consolidated Balance Sheets - Fourth Quarter 2002
(In thousands of Canadian dollars except for key ratios)
April 30, 2002 and 2001
Unaudited

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ **7,942**	$ 13,986
Accounts receivable	**49,403**	50,149
Inventory	**65,052**	63,325
Future income taxes	**4,937**	12,995
Income taxes recoverable	**2,989**	5,843
Prepaid expenses and other assets	**7,225**	4,500
	137,548	150,798
Capital assets	**60,675**	59,171
Future income taxes	**19,176**	8,424
Investments in partly owned businesses	**1,777**	32,022
Acquired technology	**15,258**	20,070
Goodwill	**73,824**	75,135
	$ **308,258**	$ 345,620
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ **38,162**	$ 30,572
Future income taxes	**2,437**	1,709
Income taxes payable	**-**	2,103
	40,599	34,384
Future income taxes	**6,659**	8,822
Shareholders' equity:		
Capital stock	**214,066**	214,066
Cumulative translation account	**6,162**	2,904
Retained earnings	**40,772**	85,444
	261,000	302,414
Commitments and contingencies		
	$ **308,258**	$ 345,620

Key Ratios:

	2002	2001
Days sales outstanding	**87**	73
Inventory turns	**1.43**	1.46